UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number: 000-21295
                            CUSIP Number: 36242E 10 1

                           NOTIFICATION OF LATE FILING

|_|Form 10-K    |_|Form 20-F    |_|Form 11-K    |X|Form 10-Q    |_|Form N-SAR

For Period Ended:  June 30, 2006
                   -------------


[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                     PART I
                             REGISTRANT INFORMATION

              Full name of registrant: GVI Security Solutions, Inc.
  ----------------------------------------------------------------------------

                           Former name if applicable:

  ----------------------------------------------------------------------------

           Address of principal executive office (Street and number):
                       2801 Trade Center Drive - Suite 120
  ----------------------------------------------------------------------------

                            City, state and zip code
                             Carrollton, Texas 75007
 ------------------------------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof
   [X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

          The Registrant's Form 10-Q for the period ended June 30, 2006 could not be filed within the prescribed time period because the Registrant was unable to complete the preparation for filing of Item 1, Financial Statements, and Item 2, Management's Discussion and Analysis, prior to the close of business on August 14, 2006. Accordingly, the Registrant could not prepare and file the Form 10-Q without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                          Joseph Restivo (972) 245-7353

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                       [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        [ X] Yes    [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant had revenues of $10,058,000 and a net loss of $(2,850,000), which included income from discontinued operations, net of taxes, of $2,000 in the three months ended June 30, 2005.

      In comparison, the Registrant expects to report revenues of approximately $11,155,000, and a net loss of approximately $(4,487,000) for the three months ended March 31, 2005, which loss is expected to include a net loss from discontinued operations, net of taxes, of approximately $(2,288,000). The increased net loss is primarily attributable to losses from discontinued retail operations due to negative revenues and reserves recorded in connection with returns of retail products sold in prior periods, and write downs of returned retail inventories.

                          GVI SECURITY SOLUTIONS, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



       August 14, 2006                         /s/ Joseph Restivo
--------------------------            ------------------------------------------
           Date                         Joseph Restivo, Chief Financial Officer